
April 29, 2009

Mr. Charles Goodson
Chairman, President, and Chief Executive Officer
PetroQuest Energy, Inc.
400 E. Kaliste Saloom, Suite 6000
Lafayette, Louisiana 70508

> **Re: PetroQuest Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 6, 2009**
> **File No. 333-158446**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Schedule 14A**
> **Filed March 27, 2009**
> **File No. 1-32681**

Dear Mr. Goodson:

We have limited our review of your filings to the issues we have addressed in our comments. With the comments that relate to your registration statement on Form S-3, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. With regard to your other filings, please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note that this is an at-the-market offering and that the underwriter has not been named in the prospectus. Please confirm supplementally that if the registration statement goes effective without naming the underwriter, you will file a post-effective amendment for this purpose.

Calculation of Registration Fee

2. We note the footnote in the fee table indicating that the registration statement also covers an indeterminate amount of securities as may be issued in exchange for, or upon conversion or exercise of, the securities registered on the S-3. Please revise your disclosure to indicate if the underlying securities are listed in the fee table, and to the extent they are not, please revise your fee table to include the underlying securities.

Description of Warrants, page 27

3. With respect to the Description of Warrants, the staff advises that warrants may not be issued for "other securities" that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. All of the underlying classes of securities to which the warrants relate must be identified in the registration statement.

Exhibit 5.1

4. Please supplementally confirm to us, if true, that the debt guarantees will be governed by Louisiana law. Alternatively, please revise the opinion to clarify that counsel's opinion extends to the laws of the states whose laws will govern the debt guarantees.

Form 10-K for the Fiscal Year Ended December 31, 2008

Properties

Oil and Gas Reserves, page 21

5. We note you disclose measures identified as 'Estimated pre-tax future net cash flows' and 'Discounted pre-tax future net cash flows'. It does not appear these measures are calculated and presented in accordance with GAAP. Given this, explain to us how you have considered providing the following:

    - A reconciliation of these amounts to the most directly comparable measure calculated and presented in accordance with GAAP; and,

    - The reasons why you believe the measures are useful to investors.

    Please see Item 10(e) of Regulation S-K for additional guidance.

Evaluation of Disclosure Controls and Procedures, page 36

6. We note your statement that, "even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Notes to Consolidated Financial Statements

Note 5 – Asset Retirement Obligations, page F-15

7. We note the increase in your asset retirement obligation attributed to "Revisions in estimates". Explain to us, in reasonable detail, the reasons for this increase. As part of your response, describe the properties involved, as well as the facts and circumstances you considered in determining the timing and amount of the increase.

Schedule 14A

Annual Cash Incentive Compensation, page 18

8. Please provide your objective performance measures, thresholds and goals on which you base your determination for each named executive officers' annual cash incentive compensation, including, the nine objective performance criteria (collectively "targets"), in addition to a description of the specific levels of achievement of the company relative to the targets, in particular, how the compensation committee determined and allocated the 45 points for the achievement of the targets in 2008. Further, provide any additional information pertaining to each individual's performance that the compensation committee considered in determining specific payout levels for the annual cash incentive compensation for 2008. See Item 402(b)(1) of Regulation S-K.

    If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Restricted Stock, page 19

9. Please provide a discussion on how the compensation committee's determined each named executive officers' restricted stock award amount.

Engineering Comments

Risk Factors, page 11

You should not place undue reliance on reserve information………..page 16

10. Investors have the right to rely on the numbers you provide to them in your filings. Proved reserves are those estimated volumes of oil and gas you expect to recover with reasonable certainty at current operating conditions and prices. If the available data is not of sufficient quality or quantity to provide reasonable certainty in the engineering and geological interpretations your staff makes to estimate reserves that meet the qualifications required for proved reserves, you should remove those volumes from your proved reserves. Alternatively, if you believe you have met the qualifications necessary to classify those reserves as proved, please revise your document to not remove any implication that your engineering data and resulting engineering and geological interpretations are not

reasonably certain, or are beyond your control or that investors should not rely on the numbers you provide in the filing.

11. In addition, you state that approximately 27% of your proved reserves are undeveloped and 12% are developed non-producing reserves which are less certain than estimates of proved developed producing reserves. The SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X requires that you be reasonably certain that the reserves you classify as proved will be recovered. This means that the ultimate recovery of reserves is more likely to equal or exceed your estimates than to be less than your estimates. The definition does not contemplate there being less than reasonable certainty in reserve estimates pertaining to properties that are undeveloped or developed but not producing. Your risk factor disclosure saying that there is less certainty if these conditions prevail, and that estimates of oil and gas reserves are uncertain, seems to be contradicting, or mitigating, the criteria of reasonable certainty that is necessary for reserves to be classified as proved. If you are not reasonably certain of recovering all or a portion of your reported reserves, for whatever reason, please remove the associated volumes of reserves from the estimates of proved reserves that are disclosed in your filing. If you are reasonably certain that you will recover your reported reserves, please revise your risk factor and any similar disclosure to remove any implication that proved reserves are not reasonably certain to be recovered.

Properties, page 21

12. You have not provided investors with any detailed information about the properties in which you have an interest. Rather, you only discuss very broad areas such as individual states and the Gulf Coast area where you conduct operations. However, elsewhere in your filing you disclose that the Ship Shoal 72 and Turtle Bay fields produce almost one half of your production. This would appear to make these properties of major significance to you. Please see Instructions One, Two and Three, which specifically addresses the extractive industry, of Item 102 of Regulation S-K. It would appear that for at least two of your properties you should disclose material information as to production, reserves, location, development and the nature of your interest as these appear to be significant properties to your overall operation. Please revise your disclosure to provide information responsive to the requirements of Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

Overview, page 26

13. You state that you have materially grown both your production and reserves since 2003. Please expand your disclosure to indicate whether you expect this trend to continue in future years, especially in light of the fact that your capital budget for 2009 will be significantly reduced as compared to recent years.

Critical Accounting Policies and Estimates, page 27

Reserve Estimates, page 28

14. You indicate that actual production, revenues and expenditures with respect to your reserves will likely vary from estimates, and such variance may be material. Please expand your disclosure to provide investors with the actual variance that you have experienced in the past in these areas. For instance, please disclose the amount of oil and gas production you estimated to be produced from your total proved reserve case in your 2007 reserve reports for 2008 and compare this to your actual 2008 production. Provide similar comparisons for actual oil and gas production in 2006 and 2007 from the 2005 and 2006 reserve reports. Reconcile any material differences between the actual production and the forecasted amounts and how this variance impacted your results.

15. Supplementally, please tell us what you have forecasted your oil and gas production to be in 2009 from your total proved reserves case of your 2008 reserve reports.

Oil and Gas Reserve Information, page F-21

16. Tell us for both your oil and gas reserves the amount of revisions that were due to price changes and the amount that was due to performance changes.

Closing Comments

With regard to the comments on the Form S-3, please amend your registration statement in response to the comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. You may wish to provide us with marked copies of the amendment to expedite our review. Regarding the other comments, please respond within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Doug Brown at (202) 551-3265, Mike Karney at (202) 551-3847, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Daniel Fournerat
(337) 232-0044

Robert Reedy and James Cowen
(713) 226-6274